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                                                                    EXHIBIT 4.12
                                                              SEPTEMBER 15, 1993


                                    (LOGO)



                           IMPORTANT INFORMATION ON
           TIP TRANSACTIONS INVOLVING THE NORTHERN TRUST STOCK FUND

It is the Northern Trust's policy to prohibit employees from buying or selling Northern Trust stock during the period from 10 business days prior to the end of each calendar quarter to two days after the public release of quarterly earnings information. This rule also applies to any TIP transaction (transfers of funds, loans, withdrawals) involving the Northern Trust Common Stock Fund.



     Therefore, the deadline for any TIP transactions involving the Northern Trust Common Stock Fund is earlier at the end of a quarter than in other months.

       . For transactions that will not change your balance in the Northern
         Trust Common Stock Fund, the deadline for any month of the year is the 5th business day before the end of the month.

       . For any months other than March, June, September, and December the deadline for all activity is the 5th business day before the end of the month.

       . For any transaction involving the Northern Trust Common Stock Fund at the end of a calendar quarter, the deadline is the 10th business day prior to the end of the month. In other words, any transaction that will change your balance in the Northern Trust Common Stock Fund (transfers or funds, loans, withdrawals) that is requested after that date is a violation of company policy.